FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of May 2002

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A.
(Translation of Registrant's name into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ____________________.

Multicanal
www.multicanal.com.ar

Contacts in Buenos Aires

Marcelo Iribarne
(5411) 4524-4805
miribar@redarg.com.ar

Alfredo Marin
(5411) 4309-7602
amarin@clarin.com

Wednesday, May 29, 2002

Multicanal S.A. (the "Company") filed its unaudited interim consolidated financial statements for the three-month period ended March 31, 2002 (the "Financial Statements") with the *Bolsa de Comercio de Buenos Aires* (the "Buenos Aires Stock Exchange") in Argentina today. Attached are English language translations of the Company's Consolidated Balance Sheet, Consolidated Statement of Operations and Consolidated Statement of Cash Flows as at and for the three-month period ended March 31, 2002, as filed today in Argentina. The Company is preparing an English translation of the Financial Statements that were filed with the Buenos Aires Stock Exchange. The Company will file the complete translated Financial Statements with the U.S. Securities and Exchange Commission as soon as they are available. The notes, exhibit and report of independent accountants accompanying the Financial Statements are essential for a complete understanding of the Company's financial situation.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEET
(At March 31, 2002 and 2001)
(Expressed in Argentine pesos)

	March 31,	
	2002	2001
	(Unaudited)	(Unaudited)
ASSETS		
CURRENT ASSETS		
Cash and banks	47,035,191	9,850,942
Short-term investments (Note 3 (a))	5,034,132	17,911,794
Trade receivables (Note 3 (b))	33,335,635	28,995,942
Receivables from related parties	7,883,477	7,259,986
Other (Note 3 (c))	44,196,256	37,843,219
Total current assets	137,484,691	101,861,883
NON-CURRENT ASSETS		
Long-term investments (Note 3 (d))	4,273,016	4,252,475
Property and equipment, net (Note 4)	490,742,031	420,245,049
Goodwill and intangible assets (Note 5)	1,142,791,640	934,790,463
Other (Note 3 (e))	18,731,773	14,544,651
Total non-current assets	1,656,538,460	1,373,832,638
Total assets	1,794,023,151	1,475,694,521
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	130,151,608	107,442,904
Short-term bank and financial debt (Notes 3 (f) and 7)	1,651,397,562	392,771,196
Acquisition related debt	3,563,812	4,117,858
Taxes payable	18,312,922	22,054,217
Debt with related parties	677,814	2,349,029
Payroll and social security	7,527,208	7,928,181
Other (Note 3 (g))	6,683,162	4,169,440
Total current liabilities	1,818,314,088	540,832,825
NON-CURRENT LIABILITIES		
Taxes payable	2,414,064	2,990,567
Acquisition related debt	100,633	2,944,861
Long-term bank and financial debt (Notes 3 (h) and 7)	109,063	450,137,226
Other (Note 3 (I))	20,953,195	16,373,285
Provision for lawsuits and contingencies (Note 6 (c))	23,510,849	22,041,137
Total non-current liabilities	47,087,804	494,487,076
Total liabilities	1,865,401,892	1,035,319,901
COMMITMENTS AND CONTINGENCIES (Note 9)		
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	13,453,478	12,039,675
SHAREHOLDERS' EQUITY (as per related statement)	(84,832,219)	428,334,945
Total liabilities and shareholders' equity	1,794,023,151	1,475,694,521

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF OPERATIONS
(For the three-month periods ended March 31, 2002 and 2001)
(Expressed in Argentine pesos – except number of shares)

	March 31,	
	2002	2001
	(Unaudited)	(Unaudited)
Net revenues (Note 3 (j))	106,176,511	115,832,270
Operating costs		
Direct operating expenses (Exhibit)	(62,836,524)	(56,913,142)
General and administrative expenses (Exhibit)	(15,951,675)	(15,345,553)
Selling and marketing expenses (Exhibit)	(7,914,904)	(7,191,928)
Depreciation and amortization	(50,426,758)	(38,068,376)
Operating loss	(30,953,350)	(1,686,729)
Non-operating income (expenses)		
Financial income (expenses) and holding gains, net (Note 3 (k))	(529,889,538)	(27,690,345)
Other non-operating income (expenses), net (Note 3 (l))	(458,368)	(1,285,118)
Loss before taxes, minority interest and equity in the (losses) gains of affiliated companies	(561,301,256)	(30,662,192)
Income taxes and/or tax on minimum notional income	(933,744)	(2,739,021)
Loss before minority interest and equity in the (losses) gains of affiliated companies	(562,235,000)	(33,401,213)
Minority interest in results of consolidated subsidiaries	(1,184,884)	(543,110)
Loss before equity in the (losses) gains of affiliated companies	(563,419,884)	(33,944,323)
Equity in the (losses) gains of affiliated companies (Note 10)	(2,891,237)	63,008
Net loss	(566,311,121)	(33,881,315)

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

Condensed from the original prepared in Spanish for publication in Argentina

MULTICANAL S.A.

UNAUDITED INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS
(For the three-month periods ended March 31, 2002 and 2001)
(Expressed in Argentine pesos)

	March 31,	
	2002 (Unaudited)	2001 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss for the period	(566,311,121)	(33,881,315)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and disposal of fixed assets	30,152,885	22,711,631
Amortization	20,273,873	15,356,745
Gain on sale of investees	-	(57,213)
Equity in the losses (gains) of affiliated companies	2,891,237	(63,008)
Minority interest in results of consolidated subsidiaries	1,184,884	543,110
Provision for lawsuits and contingencies	196,592	1,094,909
Result from advanced repurchase of negotiable obligations	(204,122,231)	-
Result from restatement of financial debt	758,208,956	-
Result from holding of long-term investments	786	167,299
Decrease (increase) in assets		
Trade receivables	(715,427)	1,509,799
Other current assets	(373,355)	(890,119)
Other non-current assets	549,463	2,235,317
Receivables from related parties	(166,309)	(184,581)
Increase (decrease) in liabilities		
Accounts payable and accrued liabilities	18,244,178	6,392,477
Payroll and social security	(243,280)	(3,712,277)
Other current and non-current liabilities	2,492,841	(1,807,618)
Current and non-current taxes payable	(2,861,382)	3,072,070
Debt with related parties	(681,449)	94,940
Provision for lawsuits and contingencies	(483,342)	529,375
Cash provided by operations	58,237,799	13,111,541
CASH FLOWS FROM INVESTMENT ACTIVITIES		
Purchases of property and equipment net of proceeds from sales and disposals	(8,081,665)	(7,668,108)
(Acquisitions)/Sales of cable systems and subscribers and (increase) decrease in goodwill and intangible assets	(3,878,289)	(347,163)
Cash used in investment activities	(11,959,954)	(8,015,271)
CASH FLOWS FROM FINANCING ACTIVITIES		
Minority interest in consolidated subsidiaries	(392,001)	(401,996)
Increase in acquisition related debt	574,011	-
Repayments of acquisition related debt	(137,500)	(1,320,760)
Borrowings of bank and financial loans	-	25,500,000
Repayments of bank loans	(79,935,579)	(38,627,108)
Cash used in financing activities	(79,891,069)	(14,849,864)
DECREASE IN CASH AND CASH EQUIVALENTS	(33,613,224)	(9,753,594)
Increase in cash and cash equivalents provided by merger	-	20,007
Cash and cash equivalents at the beginning of period	85,682,547	37,496,323
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	52,069,323	27,762,736

The accompanying notes and exhibit are an integral part of these unaudited interim consolidated financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MULTICANAL S.A.

Buenos Aires, Argentina

Dated: May 30, 2002

By: ______________________
Adrián Mészaros
Chief Financial Officer